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SEC MAIL PROCESSING
RECEIVED
MAY 0 9 2007
WASH, D.C. 161 SECTION

May 9, 2007

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed document is submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's announcement, dated May 8, 2007, regarding the placing of existing shares by a substantial shareholder, which was submitted to The Hong Kong Stock Exchange Limited on May 8, 2007.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.
Thank you for your attention to this matter.

Very truly yours,

Jake Molland

JM:mmm

PROCESSED
MAY 1 7 2007
THOMSON
FINANCIAL

Enclosures

cc: Lenovo Group Limited

dw 5/16

7 Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no r sentation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever a ıg from or in reliance upon the whole or any part of the contents of this announcement

7 announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or s ribe for securities. This announcement is not an offer of securities for sale in the United States.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

ANNOUNCEMENT

Placing of Existing Shares by Substantial Shareholder

: Company has been informed by Citigroup Global Markets Asia Limited, the disposition agent of A, that it has placed 222,861,308 Shares to investors at a placing price of HK$2.92 per Placing ıre.

: Placing Shares represent approximately 2.62% of the existing issued ordinary share capital mprising Shares only) and 2.51% of the existing issued ordinary share capital (comprising Shares Non-voting Shares) of the Company.

on completion of the placing, IBM's interests in the Company will be reduced to 409,009,207 ıres and 375,282,756 Non-voting Shares, the aggregate represent 8.82% of the existing issued inary share capital (comprising Shares and Non-voting Shares) of the Company while the 409,009,207 ıres represent approximately 4.80% of the existing issued ordinary share capital of the Company mprising Shares only).

s announcement is made pursuant to Rule 13.09 of the Listing Rules.

I .CING OF EXISTING SHARES BY IBM

7 Company has been informed by Citigroup Global Markets Asia Limited, the disposition agent of I : on May 8, 2007 that it has placed 222,861,308 Shares beneficially owned by IBM to investors at a p ing price of HK$2.92 per Placing Share.

I :ing Shares:

7 Placing Shares formed part of the consideration paid by the Company to IBM relating to the very s tantial acquisition by the Company of the global desktop computer and notebook computer business c BM. The Placing Shares relate to 222,861,308 Shares representing approximately 2.62% of the e ting issued ordinary share capital of the Company (comprising Shares only) and approximately 2 % of the existing issued ordinary share capital of the Company (comprising Shares and Non-voting S ·es).

is a substantial shareholder of the Company and currently holds 631,870,515 Shares and 375,282,756 voting Shares; the aggregate represents approximately 11.32% of the existing issued ordinary share ıl of the Company (comprising Shares and Non-voting Shares). The shareholding structure of the
:ı ›any as at May 8, 2007 is set out below.

h olders	Number of Shares (excluding Non-voting Shares and Convertible Preferred Shares)	Percentage of voting rights	Number of Shares assuming full conversion of the Non-voting Shares and excluding the Convertible Preferred Shares	Percentage of voting rights	Number of Shares assuming full conversion of both the Non-voting Shares and the Convertible Preferred Shares	Percentage of voting rights
e l Holdings	4,198,547,971	49.28	4,198,547,971	47.20	4,198,547,971	42.43
3	631,870,515	7.42	1,007,153,271	11.32	1,007,153,271	10.18
'c rtible Preferred es holders	–	–	–	–	1,001,834,862	10.12
›i ors	61,796,350	0.73	61,796,350	0.70	61,796,350	0.62
u	3,627,016,186	42.57	3,627,016,186	40.78	3,627,016,186	36.65
o	8,519,231,022	100	8,894,513,778	100	9,896,348,640	100

] completion of the placing, IBM's interest in the Company will be reduced to 409,009,207 Shares
r 75,282,756 Non-voting Shares, the aggregate represents approximately 8.82% of the existing issued
ı ary share capital of the Company (comprising Shares and Non-voting Shares) while the 409,009,207
ı :s represent approximately 4.80% of the existing issued ordinary share capital of the Company
c prising Shares only). The shareholding structure of the Company upon completion of the placing is
e ıt below.

h olders	Number of Shares (excluding Non-voting Shares and Convertible Preferred Shares)	Percentage of voting rights	Number of Shares assuming full conversion of the Non-voting Shares and excluding the Convertible Preferred Shares	Percentage of voting rights	Number of Shares assuming full conversion of both the Non-voting Shares and the Convertible Preferred Shares	Percentage of voting rights
e d Holdings	4,198,547,971	49.28	4,198,547,971	47.20	4,198,547,971	42.43
B	409,009,207	4.80	784,291,963	8.82	784,291,963	7.93
'c rtible Preferred es holders	–	–	–	–	1,001,834,862	10.12
›i ors	61,796,350	0.73	61,796,350	0.70	61,796,350	0.62
ι	3,849,877,494	45.19	3,849,877,494	43.28	3,849,877,494	38.90
c	8,519,231,022	100	8,894,513,778	100	9,896,348,640	100

Company has been confirmed by Citigroup Global Markets Asia Limited that the placees of the ng are independent investors who are not connected persons of the Company.

ng Price:

placing price is HK$2.92 per Placing Share, representing a discount of approximately 6.7% to the ng price of HK$3.13 per Share as quoted on the Stock Exchange on May 8, 2007.

pletion:

pletion of the placing is currently expected to take place on May 10, 2007.

ng Rules:

announcement is made pursuant to Rule 13.09 of the Listing Rules.

INITIONS

rd"	board of Directors of the Company
npany"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
nected person"	has the meaning set out in the Listing Rules
vertible Preferred Shares"	Series A Cumulative Convertible Preferred Shares of nominal value of HK$9.175 each and stated value of HK$1,000 each in the share capital of the Company
ctors"	the directors of the Company
$"	Hong Kong Dollars, the lawful currency of Hong Kong
g Kong"	the Hong Kong Special Administrative Region of the PRC
I"	International Business Machines Corporation
ing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
-voting Share(s)"	ordinary non-voting share(s) of par value of HK$0.025 each in the ordinary share capital of the Company
ing Shares"	222,861,308 Shares beneficially owned by IBM
C"	the People's Republic of China

S ;e(s)"	ordinary shares of par value HK$0.025 each in the share capital of the Company which do not include the Non-voting Shares
S k Exchange"	The Stock Exchange of Hong Kong Limited
s .tantial shareholder"	has the meaning set out in the Listing Rules

By order of the Board
Yang Yuanqing
Chairman

gh, May 8, 2007

the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio 4s. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. er, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. er), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate tor to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

se also refer to the published version of this announcement in the South China Morning Post"

END